UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CHANGE IN COMPANY’S CERTIFYING ACCOUNTANTS

Auditor Change from Kreit & Chiu CPA LLP to Assentsure PAC

On November 26, 2025, the Audit Committee of the Board of Directors (the “Audit Committee”) of Knorex Ltd. (the “Company”) approved the dismissal of Kreit & Chiu CPA LLP (“K&C”) as the Company’s independent registered public accounting firm, effective November 26, 2025, and the appointment of Assentsure PAC (“Assentsure”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. Assentsure was formally engaged on November 26, 2025.

The reports of K&C on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified except for the inclusion of an emphasis of the Company’s going concern uncertainty.

During the fiscal years ended December 31 2024 and 2023, and the subsequent period through November 26, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and K&C on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of K&C, would have caused K&C to make reference to the subject matter of the disagreement in K&C’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided K&C with a copy of the disclosures it is making in this current report on Form 6-K and requested that K&C furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not K&C agrees with the above disclosures and, if not, stating the respects in which K&C does not agree. A copy of K&C’s letter to the SEC, dated December 31, 2025, is furnished herewith as Exhibit 99.1 to this current report on Form 6-K.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent period through November 26, 2025, neither the Company nor anyone on its behalf consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Assentsure concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBITS

Exhibit No.	Description
99.1	Letter from Predecessor Auditor

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knorex Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 31, 2025